Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Northgate Minerals Releases Final Feasibility Study for the
            Young-Davidson Project

            12.4% Pre-Tax Internal Rate of Return at $825/oz Gold Price

            VANCOUVER, Jan. 25 /CNW/ - (All figures in US dollars except where noted)
Northgate Minerals Corporation (TSX: NGX, NYSE Amex: NXG) is pleased to announce positive results from the Feasibility Study on its 100% owned
Young-Davidson project in Matachewan, Ontario. The Feasibility Study was completed by AMEC Americas Limited ("AMEC"), an independent and internationally-recognized engineering firm and confirms a 15-year mine-life with average annual production of 180,000 ounces of gold at a net cash cost of
$351 per ounce.

            <<
                             Highlights of the Feasibility Study

            The Feasibility Study incorporates the proven and probable gold reserve of
2.8 million ounces that was announced in July 2009(1). Highlights of the
Feasibility Study presented below are based on a gold price of $825 per ounce and an exchange rate of US$/Cdn$0.90:

            -   Average annual production of 180,000 ounces of gold at a net cash cost of $351 per ounce.

                -  After the first two years of open pit production, average annual production for the remaining mine life will increase to 190,000 ounces of gold at a net cash cost of $341 per ounce.

            -   15-year mine-life at a mill throughput of 6,000 tonnes per day
                ("tpd").
            -   Initial capital cost of $339 million.
            -   Sustaining capital costs of $236 million during the life of the mine.
            -   Pre-tax operating cash flow of $646 million, net present value
                ("NPV") 5% of $264 million, with an Internal Rate of Return ("IRR")
                of 12.4%.
            -   Targeting production in 2012.

            -------------------------------------------------------------------------

            --------------------------------
             Technical Report filed on SEDAR (www.sedar.com) on August 27, 2009.
            >>

            Ken Stowe, President and CEO, stated: "Today, we have taken another step towards realizing our vision of building a financially robust and long-life gold mine in one of the best mining jurisdictions in the world. Following on the Pre-feasibility Study that was released in July 2009, the Feasibility
Study that was recently completed confirms solid project economics, with annual gold production of 180,000 ounces and operating costs well below the current industry average. At today's prices, this translates into a healthy rate of return of over 20%. With the Feasibility Study work behind us, we look forward to the year ahead, where we will focus our efforts on the detailed engineering, underground development, permitting and construction activities.
In addition, we will continue to explore targets on the Young-Davidson property outside of the 2.8 million reserve envelope where there is potential to add higher grade open pit and underground reserves that are not part of the current Feasibility Study and would positively impact the early years of the project."

            Young-Davidson Feasibility Study Results

            The Feasibility Study is based on the same 2.8 million ounces of proven and probable gold reserves announced on July 14, 2009 when the results of the
Pre-Feasibility Study were released. The Feasibility Study outlines a project with average annual production of 180,000 ounces of gold at a net cash cost of
$351 per ounce over a 15-year mine-life. After the first two years of open pit production, average annual production over the remaining mine life will rise to 190,000 ounces of gold per year from underground at a net cash cost of $341 per ounce. The cash cost of production for the mine is forecast to be well below current industry average due to the favorable geometry, strong continuity and thickness of the orebody, as well as the very competent nature of the host rock, which allows low cost bulk mining techniques to be employed.
            Operating costs have been developed from first principles and are based on staffing levels, consumables and expenditures required to support the mine and its associated processing, maintenance and administrative activities. Unit operating costs are projected to be Cdn$31.63 per metric tonne ("mt") of ore, which are approximately the same as they were in the Pre-Feasibility Study, although the confidence of the cost projection has increased significantly.
The net cash cost per ounce of gold in US dollars has increased slightly from the Pre-Feasibility study stage, but solely as a result of the change in base case exchange rate assumption from US$/Cdn$0.85 to US$/Cdn$0.90.
            Engineering investigations during the Feasibility phase of the project focused on design and development of the surface and underground facilities, including the shafts and hoisting facility, the tailings storage facility, the processing plant and the upgraded 47 kilometre ("km") transmission line connection to the Hydro One grid. This work resulted in a modest increase in initial capital cost of the project compared with the Pre-Feasibility Study.
Underground production was advanced by taking advantage of the existing mine infrastructure to more quickly develop the new production shaft and improved sequencing of tonnes from the open pit.
            The pre-production capital cost estimate is $339.4 million, up $46.9 million from the estimate of $292.5 million contained in the Pre-Feasibility
Study. Of the increase, $17 million arises from the change in the base case exchange rate assumption and the balance from refinement of capital estimates appropriate for a Feasibility Study quality estimate. Capital costs herein are expressed in Q4-2009 US dollars, but these costs are largely Canadian dollar denominated. Table 2 contains a summary of the economics of the Feasibility
Study.
            The Young-Davidson Project is expected to generate $646 million in pre-tax operating cash flow and has a pre-tax NPV (5%) of $264 million and a pre-tax IRR of 12.4% at the base case gold price assumption of $825 per ounce and an exchange rate of US$/Cdn$0.90. The pre-tax and after tax metrics for the Young-Davidson project, at a variety of gold prices, are shown in the following table:

            <<
            Table 1: Project Economics Estimate
            -------------------------------------------------------------------------
                         Operating          NPV 5%
            Gold      Cash Flow (US$M)  Discount (US$M)         IRR
            Price    ------------------------------------------------------  Payback
            US$/oz              After             After             After    (years)
                     Pre-tax      tax  Pre-tax      tax  Pre-tax      tax
            -------------------------------------------------------------------------
               825      $646     $466     $264     $166     12.4%    10.3%     6.9
               925      $887     $631     $418     $275     16.3%    13.6%     5.9
              1025    $1,131     $799     $573     $383     19.9%    16.6%     5.1
              1125    $1,379     $969     $729     $492     23.3%    19.5%     4.5
            -------------------------------------------------------------------------
            (x) Base case in bold.

            Table 2: Summary of Economic Parameters
            -------------------------------------------------------------------------
            Item                                                            Value
            -------------------------------------------------------------------------
            Gold price (US$ per ounce)                                       825
            Silver price (US$ per ounce)                                   12.50

            Foreign exchange rates (US$/Cdn$)                               0.90

            Tax rates (%)
              Federal Income Tax                                              15
              Provincial Income Tax                                           10
              Provincial Mining Tax                                           10
            -------------------------------------------------------------------------
            Pre-Production Capital (US$ millions)
              Infrastructure                                                75.0
              Process plant                                                 81.1
              Mining                                                        95.7
              Indirect costs                                                56.5
              Contingency                                                   31.1
            -------------------------------------------------------------------------
            Total Pre-Production Capital                                  $339.4
            -------------------------------------------------------------------------
            Sustaining Capital & Mine Closure (US$ millions)
              Completion of Underground Mine Infrastructure                128.6
              Sustaining Capital & Mine Closure                            107.8
            -------------------------------------------------------------------------
            Total Sustaining Capital & Mine Closure                       $236.4
            -------------------------------------------------------------------------
            Average mining cost (Cdn$ per tonne milled)                    19.03(1)
            Process cost (Cdn$ per tonne milled)                           10.08
            General and administration (Cdn$ per tonne milled)              2.52
            -------------------------------------------------------------------------
            Total (Cdn$ per tonne milled)                                 $31.63
            -------------------------------------------------------------------------
            Processing Recovery (%)
              Gold                                                          92.4
              Silver                                                        70.7
            -------------------------------------------------------------------------
            (1) Includes open pit mining cost of Cdn$3.46 per tonne mined and underground mining cost of Cdn$20.63 per tonne mined.
            >>

            Project Update

            During the fourth quarter of 2009, shaft dewatering activities and ramp development resumed at site in order to continue advanced exploration and establish the underground access conditions necessary for the modified construction concept for the new production shaft. Rather than blind sinking a new production shaft from surface, it was decided to deepen the existing
Matachewan Consolidated Mine ("MCM") shaft from 775 metres ("m") to 1,515m and raise a new main production shaft in two sections from the bottom of the known reserve at 1,515m. This construction method will advance the underground development schedule and significantly increase the certainty of completing the underground development according to the Feasibility Study schedule.

            <<
            A wide variety of other activities have also commenced in preparation for a final development decision:

            -   Purchase orders totalling $6.75 million for underground equipment, for use in the ramp development, has been issued and the equipment is scheduled for delivery in the first quarter of 2010.
            -   Bid proposals for the shaft development have been received and are currently being evaluated in order to support an award by Northgate shortly.
            -   Discussions are underway for an EPCM contract for the project.
            -   Several permit applications have been submitted to regulators and preparation of others is well advanced.
            -   Hydro One is scheduled to complete the Environmental Assessment process in February 2010 for upgrading the 47 km of the 115 kilovolts
                (kV) transmission line from Kirkland Lake to Matachewan Junction.
            -   The hiring process of key members of Young-Davidson's project team has been initiated.
            -   Northgate has received indicative terms for project financing from a wide variety of major banks who are interested to provide financing for the project.
            >>

            Infrastructure

            The Young-Davidson property is located 3 km west of the town of
Matachewan, in the gold-producing Abitibi greenstone belt of northern Ontario.
It is readily accessible to, and serviced by, surrounding mining communities such as Kirkland Lake (60 km) and Timmins (165 km) via Highways 566, 66 and
101.
            Electric power for the mine site will be supplied by upgrading approximately 47 km of an existing 115 kV power line and installing 7 km of a new 115 kV line and a mine site transformer station.
            The mining operations will consist of an open pit and underground mine.
Access to the underground mine will be via the ramp, deepening the existing
MCM shaft and the development of a new production shaft. Surface facilities will consist of a modern 6,000 tpd process plant utilizing conventional gold processing technology. Additional surface facilities to support the
Young-Davidson mine will include an administration/engineering building, a warehouse and a maintenance shop. The tailings impoundment facility location has been selected to incorporate and remediate an historic tailings site.
            The Young-Davidson property sits on the site of two past producing mines, both with track records of successful mining and simple metallurgy, producing approximately one million ounces of gold between the mid 1930's and the mid
1950's. All of the existing underground workings left by the previous owners are in excellent condition. The photos below show the head frame and hoist room building as well as entrance to the ramp providing access underground.

            To view image click here:
            http://www.northgateminerals.com/Theme/Northgate/files/Releases/YD_Fig_1.
gif

            Environment, Permitting and Community Relations

            Environmental and permitting activities are ongoing and open houses will continue to be held with the local communities and First Nations, where there is strong community support for the Young-Davidson project. Northgate has also been working cooperatively with the Matachewan First Nation and on July 2,
2009, the two parties signed an Impact and Benefits Agreement.

            Mineral Reserves and Resources

            The open pit and underground mineral reserves have not changed since the release of the Pre-Feasibility Study and assume a gold price of US$725 per ounce and an exchange rate of US$/Cdn$0.85. Proven and probable reserves total
2.8 million ounces of gold and are detailed in the following table:

            <<
            Table 3: Open Pit and Underground Mineral Reserve
            -------------------------------------------------------------------------
                                                       Gold              Silver
                                                -------------------------------------
                                       Tonnes    Grade                Grade
            Zone             Category   (000)    (g/t)      Ounces    (g/t)   Ounces
            -------------------------------------------------------------------------
            Open Pit(1)      Probable   4,939     1.66     264,000
            Underground(2)   Proven     3,469     3.22     359,000    0.58    65,000
                             Probable  22,740     2.92   2,135,000    0.97   708,000
            -------------------------------------------------------------------------
            Total Proven and
             Probable Reserve          31,148     2.75   2,758,000    0.77   773,000
            -------------------------------------------------------------------------
            (1) The open pit gold cut-off considers ore-based operating costs of US
                $12.11/tonne (processing, G&A), a gold recovery of 91%, a US
                $0.68/tonne stockpile rehandle cost and royalty costs as appropriate within the claim boundaries. A 0.62 gram per tonne ("g/t") cut-off was applied within royalty free claims, 0.68 g/t cut-off and 0.69 g/t cut-off applied to claims subject to royalty agreements.
            (2) A 1.7 g/t gold cut-off grade was applied to the underground resource model for the sublevel cave and longhole shrinkage mining methods based on 15% dilution, mining costs of Cdn$21.74, process costs of
                Cdn$11.40 and G&A costs of Cdn$2.75 and a gold recovery of 92.5%. A
                2.3 g/t gold cut-off grade was applied to the longhole retreat mining method to account for the additional capital development and lower productivity of this mining method. No cut-off grade was applied for silver.
            >>

            The Feasibility Study confirms that the project provides strong returns in the current economic environment. The present reserve base is an excellent starting point and will likely be expanded by upgrading the mineral resources into the reserve category through additional work. Current project economics do not factor in the 6 million tonnes of inferred and 132,000 tonnes of indicated resources as outlined the in the Table 4. The mineral resources are based on a gold price of $750 per ounce (Cdn$806 per ounce) and estimation parameters as documented in the January 2009 Technical Report. The
Young-Davidson orebody remains open down plunge below existing reserves and resources.

            <<
            Table 4: Open Pit and Underground Mineral Resource Estimate
            -------------------------------------------------------------------------
                                                       Gold              Silver
                                    Gold        -------------------------------------
                                  Cut-off  Tonnes   Grade              Grade
            Zone        Category    (g/t)   (000)   (g/t)     Ounces   (g/t)  Ounces
            -------------------------------------------------------------------------
            Under-
             ground(2) Indicated     2.30     132    3.08     13,100   3.09   13,100
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
                                                       Gold              Silver
                                    Gold        -------------------------------------
                                  Cut-off  Tonnes   Grade              Grade
            Zone        Category    (g/t)   (000)   (g/t)     Ounces   (g/t)  Ounces
            -------------------------------------------------------------------------
            Open Pit(1) Inferred     0.60      15    1.74        850
            Under-
             ground(2)  Inferred     2.30   5,950    3.40    650,000   1.13  216,000
            -------------------------------------------------------------------------
            Total
             Inferred                       5,965    3.40    650,850   1.13  216,000
            -------------------------------------------------------------------------
            (1) Open pit mineralized wireframes constructed based on approximately
                0.60 g/t gold cut-off grade and a minimum true thickness of 5m.
            (2) Underground mineralized wireframes were constructed based on approximately 1.70 g/t gold cut-off grade and 1.3 g/t gold incremental cut-off grade and minimum true thickness of 3m. No cut-
                off grade was applied for silver.
            >>

            In 2010, Northgate will focus its exploration efforts on geological settings known to host gold mineralization elsewhere on the property, which would have the potential to add to reserves and provide ore to the mill during the early years of production. Part of this exploration will focus on the mafic volcanic rocks from which there has been historic gold production at a higher grade and where the Company recently reported near surface gold discoveries, including hole YD09-120, which intersected 7.6 g/t gold over
13.5m.
            Northgate will also be targeting what is believed to be the fault offset of the main Young-Davidson gold deposit, which is in close proximity to the planned infrastructure.

            Qualified Persons

            John Andrew Cormier, PEng, Project Manager, Northgate Minerals
Corporation, is the Qualified Person responsible for reviewing and approving this press release.

            Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and
Australia. Our vision is to be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable, long-life mining properties. We are forecasting gold production of 316,000 ounces in 2010.

            Cautionary Note Regarding Forward-Looking Statements and Information:

            This Northgate press release contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and
"forward-looking statements" within the meaning of the United States Private
Securities Litigation Reform Act of 1995, concerning Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes",
"anticipates", "budget", "scheduled", "estimates", "forecasts", "intends",
"plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might"
"be taken", "occur" or "be achieved". Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled "Risk
Factors" in Northgate's Annual Information Form for the year ended December
31, 2008 or under the heading "Risks and Uncertainties" in Northgate's 2008
Annual Report, both of which are available on the SEDAR website at
www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize.
Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

            Cautionary Note to US Investors Regarding Mineral Reporting Standards:

            The Company prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of
U.S. securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101-Standards of
Disclosure for Mineral Projects under the guidelines set out in the Canadian
Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources
and Mineral Reserves. The Securities and Exchange Commission (the "SEC")
permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms, such as, "measured mineral resources"
"indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the Company's public filings which have been filed with securities commissions or similar authorities in Canada).

            %CIK: 0000072931

            /For further information: Ms. Keren R. Yun, Director, Investor Relations,
Tel: (416) 363-1701 ext. 233, Email: ngx(at)northgateminerals.com, Website:
www.northgateminerals.com/
            (NGX. NXG NXG)

CO:  Northgate Minerals Corporation

CNW 17:35e 25-JAN-10